Johnson Controls, Inc.
Conflict Minerals Report
For the Calendar Year Ended December 31, 2013
Background
Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act amended the Securities and Exchange Act of 1934 to add Section 13(p), which required the Securities and Exchange Commission (the “SEC”) to impose reporting requirements on SEC issuers concerning the issuers’ use of certain minerals and the metals derived from such minerals, as described below, that originate in the Democratic Republic of the Congo (“DRC”) or its adjoining companies (the “Covered Countries”). As directed, the SEC promulgated Rule 13p-1 on the subject (the “Rule”).

The term “conflict mineral” is defined by the Rule to include cassiterite, columbite-tantalite, gold, and wolframite and their derivatives, including tantalum, tin and tungsten, regardless of their source.

Beginning January 2013, the Rule requires all issuers with conflict minerals that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by such issuer to annually report to the SEC by May 31 of the following year concerning the results of the issuer’s reasonable country of origin inquiry (“RCOI”) intended to determine whether any of those minerals originated in the Covered Countries or are from recycled or scrap sources.

If, based on the issuer’s RCOI, an issuer knows that its conflict minerals originated in the Covered Countries and are not from recycled or scrap sources (or the issuer has reason to believe its conflict minerals originated in the Covered Countries and are not from recycled or scrap sources), the Rule requires the issuer to exercise due diligence on the source and chain of custody of those conflict minerals. Unless the issuer determines that its conflict minerals did not originate in any of the Covered Countries or the issuer determines that its conflict minerals came from recycled or scrap sources, the issuer must submit a Conflict Mineral Report (“Report”), as an exhibit to Form SD, to the SEC that includes a description of the measures the issuer took to exercise due diligence on its conflict minerals’ source and chain of custody. For the products manufactured or contracted to be manufactured by the Company, the Rule also requires the Report to include a description of such products that have not been found to be free of necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries, the facilities used to process the necessary conflict minerals in those products, if known, the country of origin of the necessary conflict minerals, if known, and the effort to determine the mine or location of origin of the necessary conflict minerals.

For the 2013 calendar year and as required by the Rule, Johnson Controls, Inc. (the “Company”) is filing this Report as the Company cannot determine whether or not its necessary conflict minerals originated in any of the Covered Countries based on the Company’s efforts.
Company Overview
The Company is a global diversified technology and industrial leader serving customers in more than 150 countries. The Company creates equipment and controls for heating, ventilating, air-conditioning,

refrigeration and security systems for buildings; conventional automotive batteries and advanced batteries for hybrid and electric vehicles; and seating and interior systems and components for automobiles. The Company maintains an internet website at www.johnsoncontrols.com. A copy of this Report can be found at: www.johnsoncontrols.com/content/us/en/sustainability/reporting/conflict-minerals-report.html.

We support ending the violence and human rights violations in the mining of conflict minerals in the Covered Countries and adopted a publicly-available Conflict Minerals Policy Statement posted on the Company’s website at: www.johnsoncontrols.com/content/us/en/sustainability/reporting/conflict-minerals-report.html.

As used in this Report, and except where the context otherwise requires, “we” and “our” refer to Johnson Controls, Inc. and its majority-owned subsidiaries and variable interest entities that are required to be consolidated.
Compliance Framework
As a large multinational company, we have a complex, ever-changing supply chain with thousands of suppliers globally. These suppliers also have upstream suppliers from which our suppliers may receive conflict minerals. To support the Company’s compliance with the Rule, the Company designed a compliance framework that conforms to the primary principles of the internationally recognized due diligence framework developed by the Organization for Economic Co-operation and Development (“OECD”) entitled “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected Areas and High-Risk Areas.”

The Company established an internal management system, where senior management, having the necessary expertise, knowledge and experience, oversees the supply chain country of origin inquiries and due diligence process. We continue to seek ways to address risks in our supply chain process though initiatives that often involve stakeholder engagement or consultation with outside experts.

The Company established a Conflict Minerals Executive Steering Committee (“Steering Committee”) comprised of representatives from Global Procurement, Legal, Engineering, Communications, Information Technology, Internal Audit and Finance. The Steering Committee reports to the Executive Operating Team, which consists of the Chairman and CEO and his direct reports. The Steering Committee oversees and supports the Company’s Conflict Minerals compliance program carried out by the Company’s global Project Management Organization (“PMO”). The global PMO includes representatives from each of the Company’s primary businesses, as well as certain Corporate functions. The Steering Committee and PMO each meet on a regular basis to develop and monitor plans to achieve compliance with the reporting requirements of the Rule.

The Company is in the process of establishing a system of controls designed to improve transparency over the conflict minerals in the supply chain which includes engaging and actively cooperating with industry groups, including the Automotive Industry Action Group (AIAG) and the National Association of Manufacturers (NAM). Further, in order to raise awareness of conflict mineral regulatory requirements, the Company conducted internal awareness training sessions with various committees and functions in addition to selected outside suppliers.

RCOI and Due Diligence Measures
The Company’s RCOI was designed to determine whether the conflict minerals necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company originated in the Covered Countries. The Company performed a good faith, risk-based, global scoping exercise to identify suppliers that were considered in-scope and subject to RCOI in the 2013 calendar year. Through communications with these suppliers, the Company attempted to identify smelters and refiners of conflict minerals that may be utilized in its products.

The Company elected to utilize, without alteration, the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative Conflict Minerals Reporting Template (“Template”). In addition, to facilitate our RCOI and due diligence efforts the Company used the iPoint Conflict Minerals Platform (“iPCMP”) as its survey tool. The questions on the Template include, but are not limited to, the use of conflict minerals and their necessity to product functionality or production, the origin of such conflict minerals, and whether smelters have been validated as compliant in accordance with the EICC conflict-free sourcing initiative.

The Company sent communication letters to more than 2,100 in-scope suppliers (“In-Scope Suppliers”) for the 2013 calendar year, notifying them of the upcoming RCOI, the Company’s expectations of its suppliers and instructions to complete the Template.

Of the In-Scope Suppliers surveyed, 34% returned a completed response while 66% of the suppliers either returned incomplete responses or, despite the Company’s follow-up, did not provide a response. Of the complete responses received, more than 92% of the suppliers advised that Covered Countries were not the origin of the conflict minerals supplied to the Company. For the remaining responses, we were not able to determine with any specificity if the conflict minerals originated in the Covered Countries due to insufficient information. The Company is currently following its due diligence procedures to obtain additional information from suppliers in order to make such determination. In the event a Company’s supplier indicates in its Template response that it might be sourcing conflict minerals from the Covered Countries, the Company’s approach is to follow-up and collect more detailed information from that supplier. These efforts include inquiring of such suppliers whether they provided information on all smelters where the conflict minerals originated, whether they performed due diligence procedures for non-certified smelters, and whether they were able to determine if the conflict minerals financed or benefited armed groups in the Covered Countries.

Going forward, the Company will continue its efforts for the In-Scope Suppliers and will also focus on continuous improvement efforts to improve the return rate of our future survey efforts as well as the completeness of our suppliers’ responses to our inquiries.
Risk Mitigation Measures
In addition to current processes and procedures, in order to mitigate the risk that conflict minerals in the supply chain benefited armed groups in the Covered Countries and to identify the origin of those minerals, the Company will continue to perform the necessary follow-up procedures with its suppliers for which no response was received or suppliers which provided inconclusive responses to the survey. Furthermore, going forward the Company will enhance its due diligence measures for existing and new suppliers identified to be included as part of in-scope procedures in the respective year.

The Company is also planning to update its Global Terms and Conditions of Purchase to require suppliers to (a) disclose to the Company in writing the content and the origin of the conflict minerals in the supplies and/or products they provide to the Company and (b) confirm that the supplies and/or products they provide to the Company do not contain conflict minerals sourced from the Covered Countries that financed or benefited armed groups.
Products Description/Conclusion
At this time, the Company is unable to determine the mine or country of origin of its necessary conflict minerals or the facilities used to process conflict minerals in its supply chain due to either no survey responses or inconclusive survey responses from our In-Scope Suppliers. As such, the Company is currently unable to determine whether or not products manufactured, or contracted to be manufactured, by the Company in the 2013 calendar year have been found to be free of necessary conflict minerals that directly or indirectly financed or benefited armed groups in the Covered Countries.